October 26, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Amendment No. 1 to Registration Statement on Form S-
1 Filed October 11, 2023
CIK No. 0001946573

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 11, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Form S-1 filed October 11, 2023

Summary of Financial Information, page 9

1. Please revise here and on page 27 to explain what the Pro Forma As Adjusted column represents and how the amounts presented were determined.

RESPONSE: We have revised the tables included in the Summary of Financial Information and Capitalization sections of the Registration Statement to retitle the columns to include a “Post-Offering Pro Forma without Over-Allotment Option” and a “Post Offering Pro Forma with Over-Allotment Option.” These amounts were determined based on the purchase price of the Units, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We have also updated the description in the footnotes to the tables.

Use of Proceeds, page 26

2. Please tell us why you present the Use of Proceeds based on percentage raised or revise the table to reflect the firm underwritten offering.

RESPONSE: We have updated the Use of Proceeds table to reflect the firm underwritten offering.

General

3. We note that you included a resale prospectus for shares to be sold by the selling shareholders. Revise to disclose the reasons why you have included the resale prospectus when you disclose that “The selling stockholders have expressed an intent not to sell stock concurrently with the initial public offering.”

RESPONSE: We have removed the references to our selling shareholders’ intent or representations not to sell the stock concurrently with the initial public offering.

4. We note your disclosure at page II-2. Please confirm that you have included all information as to all securities sold within the past three years which were not registered under the Securities Act. We note you were incorporated in 2019 and we were unable to locate disclosure related to the issuances to Sally Alicia LLC, Gus Doodle LLC and Frank Stevens LLC. Please advise.

RESPONSE: All of the information regarding securities issued or sold by the Company in the past three years is included in the Registration Statement. The shareholders listed above (Sally Alicia LLC, Gus Doodle LLC and Frank Stevens LLC) either (i) received their shares from individual shareholders in private transactions, or (ii) retitled their shareholdings from an individual shareholder to an entity for personal or estate planning purposes.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.
/s/ Tim Pickett
Tim Pickett
Chief Executive Officer